UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

June 30, 2022
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

109 Meco Lane, Oak Ridge, TN 37830

Management Statement Regarding Compliance with

Certain Provisions of the Investment Company Act of 1940

September 6, 2022

We, as members of management of Daxor Corporation, (the “Company”) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2022, and for the period from January 1, 2022 through June 30, 2022.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2022, and for the period from January 1, 2022 through June 30, 2022, with respect to securities reflected in the investment accounts of the Company.

Daxor Corporation

/s/ Michael Feldschuh
Michael Feldschuh
President and Chief Executive Officer

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer